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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                   FORM U-9C-3

                                QUARTERLY REPORT


                       FOR THE QUARTER ENDED JUNE 30, 1998



   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935












                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

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
                                    CONTENTS

                                                                                 Page
ITEM 1 - Organization Chart                                                       2


ITEM 2 - Issuances and Renewals of Securities and Capital Contributions           2


ITEM 3 - Associated Transactions                                                  3


ITEM 4 - Summary of Aggregate Investment                                          3


ITEM 5 - Other Investments                                                        4


ITEM 6 - Financial Statements and Exhibits                                        4

         Statements of Income                                                     4

         Balance Sheets                                                           4

         Exhibits                                                                 4


SIGNATURE                                                                         4

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
ITEM 1 - ORGANIZATION CHART

    Name            Energy or                                                   Percentage
of Reporting       gas-related          Date of              State of              of Voting        Nature of
  Company           Company          Organization          Organization       Securities Held       Business
-----------        ---------         ------------          ------------       ---------------       --------
Alamco, Inc.       Alamco            August 7, 1997           Delaware              100%            Exploration
(Alamco)                                                                                            and Production
                                                                                                    of natural gas
                                                                                                    and oil

Columbia           Deep Water        January 7, 1998          Delaware              100%            (Non-FERC
Deep Water                                                                                          jurisdictional)
Services                                                                                            gas pipeline
Company                                                                                             development
(Deep Water)

On August 7, 1997, Columbia Natural Resources, Inc. acquired Alamco, a gas and oil production company that operates in the Appalachian Basin, for approximately $100 million including the assumption of $24 million of outstanding debt. Under the agreement, holders of Alamco received, on a fully diluted basis, $15.75 per share of common stock.

On January 7, 1998, Columbia Capital Corporation, formerly known as Tristar Capital Corporation, created a new subsidiary, Deep Water, for the purpose of developing or acquiring gas pipeline projects and pipeline capacity and associated products and services not subject to jurisdiction by the Federal Energy Regulatory Commission. The new corporation is authorized to issue Ten Thousand (10,000) shares of stock, each having a par value of one dollar ($1). On January 21, 1998, the Board of Directors of Deep Water authorized to issue and sell for cash to Columbia Capital Corporation up to five hundred (500) shares of common stock, One Dollar ($1) par value per share, at a price of Ten Thousand Dollars ($10,000) per share, of which the consideration received in excess of par value will be designated as paid-in excess.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:
(dollars)

Company     Type of      Principal      Person to                 Collateral to        Consideration
Issuing     Security     Amount of      Issue or      Cost of     Whom Security         Given with       Received for
Security    Issued       Security       Renewal       Capital      was Issued            Security        Each Security
--------    --------     ---------      ---------     -------     -------------        -------------     -------------

Confidential treatment requested.

CAPITAL CONTRIBUTIONS:
(dollars in thousands)

  Company                Company                  Amount
Contributing             Receiving                  of
  Capital                 Capital           Capital Contribution
------------             ---------          --------------------

Confidential treatment requested.

                                       2


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ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies (dollars in thousands)

Reporting          Associate
Company            Company            Types of         Direct           Indirect                              Total
Rendering          Receiving          Services         Costs            Costs             Cost                Amount
Services            Services          Rendered         Charged          Charged           of Capital          Billed
---------          ---------          --------         -------          --------          ----------          ------

Confidential treatment requested.


Part II -- Transactions performed by associate companies on behalf of reporting companies (dollars)

Associate          Reporting
Company            Company            Types of         Direct           Indirect                              Total
Rendering          Receiving          Services         Costs            Costs             Cost                Amount
 Services           Services          Rendered         Charged          Charged           of Capital          Billed
---------          ---------          --------         -------          --------          ----------          ------

Confidential treatment requested.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
(dollars in thousands)
   Total consolidated capitalization as of June 30, 1998                $3,937,200         Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                            $590,580         Line 2

   Greater of $50 million or line 2                                       $590,580         Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related business                                                 *
                                                                          --------
   Total current aggregate investment                                         *            Line 4
                                                                          --------
   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                       *            Line 5

Investments in gas-related companies                                          *

* Confidential treatment requested.

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ITEM 5 - OTHER INVESTMENTS

     Major Line                 Other                        Other
of Energy-Related           Investment in last           Investment in this            Reason for difference in
      Business               U-9C-3 Report                 U-9C-3 Report                 Other Investment
-----------------           ------------------           ------------------            ------------------------

Confidential treatment requested.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements:

     Income Statements - Confidential treatment requested.

     Balance Sheets - Confidential treatment requested.

Exhibits:

     1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

          NOT APPLICABLE

     2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

          NOT APPLICABLE.


                                    SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Columbia Energy Group
                               -------------------------------
                                        (Registrant)


Date: August 28, 1998          By: /s/ J. W. Grossman
                                  --------------------
                                    J. W. Grossman
                                   Vice President & Controller

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